東京青山・青木法律事務所

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Fax: +81 3 5157 2900
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www.bakernet.com

RECEIVED
2006 OCT 25 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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File No. 82-34816
October 6, 2006



VIA AIR MAIL


06017868

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Acquisition of Shares of Sanrio Company, Ltd. (Dated September 19, 2006)
- Notice of Personnel Change (Dated September 21, 2006)
- Notice of Personnel Change by Our Subsidiary (Sammy Corporation) (Dated September 21, 2006)
- Notice of Acquisition of Additional Shares of Sanrio Company, Ltd. (Dated October 3, 2006)

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

10/31

(Translation)

File No. 82-34816

September 19, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Acquisition of Shares of Sanrio Company, Ltd.

SEGA SAMMY HOLDINGS INC. (Head office: Minato-ku, Tokyo, Chairman, President and Representative Director: Hajime Satomi; hereinafter the "Company") acquired 6,126,900 shares (shareholding ratio: 6.87%) of Sanrio Company, Ltd. (Head office: Shinagawa-ku, Tokyo, President and Representative Director: Shintaro Tsuji; hereinafter "Sanrio") through market trading and filed a report on large shareholders to the Kanto Local Finance Bureau on September 19, 2006.

The Company, as a holding company, controls SEGA CORPORATION, which engages in amusement equipment business, amusement facility business and consumer business, Sammy Corporation, which engages in game machine business, SEGA TOYS, Ltd., which engages in the toy business, Sammy NetWorks Co., Ltd., which engages in the mobile phone content business, and TMS Entertainment Co., Ltd., which engages in the animation business, among others, and the Group as a whole thereby offers entertainment contents in various forms.
The Company places a high value on the quality content owned by Sanrio, and believes the stock represents an attractive investment value at current price levels. As described in the report on large shareholders filed on September 19, 2006, the said shares of Sanrio were acquired solely for investment purposes.

- END -

(Translation)

File No. 82-34816

September 21, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Personnel Change

It is hereby notified that SEGA SAMMY HOLDINGS INC. will make a personnel change as of September 30, 2006, as described below:

Description

New Title	Name	Former Title
Resignation	Yuichi Amari	Executive Officer, Assistant to Vice President

* Mr. Amari will assume the office of Director and Assistant to Division Manager of Sales & Marketing Division of Sammy Corporation as of October 1, 2006.

- END -

(Translation)

File No. 82-34816

September 21, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Personnel Change by Our Subsidiary (Sammy Corporation)

It is hereby notified that Sammy Corporation, a subsidiary of SEGA SAMMY HOLDINGS INC., will make a personnel change pursuant to the resolution of its Board of Director held on September 21, 2006 and the approval thereof by its Extraordinary General Meeting of Shareholders held on the same day, as described below:

Description

Personnel change (as of October 1, 2006)

1. New Director:

New Title	Name	Former Title
Director, Assistant to Division Manager of Sales & Marketing Division	Yuichi Amari	Executive Officer, Assistant to Vice President of SEGA SAMMY HOLDINGS INC.

* Mr. Amari will resign from the office of Executive Officer and Assistant to Vice President of SEGA SAMMY HOLDINGS INC. as of September 30, 2006 and assume the office of Director and Assistant to Division Manager of Sales & Marketing Division of Sammy Corporation as of October 1, 2006.

2. Personnel change in Executive Officer and Creative Officers:

New Title	Name	Former Title
Executive Officer, Deputy Division Manager of Sales & Marketing Division	Masao Tamura	Deputy Division Manager of Sales & Marketing Division

New Title	Name	Former Title
Creative Officer, Deputy Division Manager of PS Research & Development Division	Tomotami Yamazaki	Deputy Division Manager of PS Research & Development Division
Creative Officer, General Manager of PS-R Planning Research & Development Department and General Manager of PS-G Planning Research & Development Department, PS Research & Development Division	Masato Arai	General Manager of PS-R Planning Research & Development Department and General Manager of PS-G Planning Research & Development Department, PS Research & Development Division
Creative Officer, General Manager of PS-S Planning Research & Development Department and General Manager of PS Design Research & Development Department, PS Research & Development Division	Ayumu Hoshino	General Manager of PS-S Planning Research & Development Department, PS Research & Development Division

- END -

(Translation) File No. 82-34816

October 3, 2006

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Acquisition of Additional Shares of Sanrio Company, Ltd.

SEGA SAMMY HOLDINGS INC. (Head office: Minato-ku, Tokyo, Chairman, President and Representative Director: Hajime Satomi; hereinafter the "Company") acquired additional 6,149,900 shares of Sanrio Company, Ltd. (Head office: Shinagawa-ku, Tokyo, President and Representative Director: Shintaro Tsuji; hereinafter "Sanrio") through market trading. Consequently, the shares of Sanrio held by the Company totaled 12,276,800 shares (shareholding ratio: 13.77%).

The Company places a high value on the quality content owned by Sanrio, and believes the stock represents an attractive investment value at current price levels. As described in the report on large shareholders filed on October 3, 2006, the said shares of Sanrio were acquired solely for investment purposes.

- END -